ČESKÁ
, SPOŘITELNA

02 AUG 30 AM 10:25

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

02049628

SUPPL

Attention: Office of International Corporate Finance

Prague, 22nd August, 2002
3022/020822

Dear Sirs,

File No. 82.4384/Česká spořitelna, a. s. - Rule 12g3-2(b) Exemption

On behalf of Česká Spořitelna , a.s. please find enclosed a copy of the press release regarding consolidated unaudited results for the first half of 2002. Financial information has been prepared in accordance with International Accounting Standards.

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Should you require any further information then please do not hesitate to contact us.

Yours faithfully

Květa Parmová
Processing of domestic
securities dpt.

Richard Baran
Processing of domestic
securities dpt.

for and on behalf of
Česká spořitelna, a. s.

ČESKÁ SPOŘITELNA
centrála v Praze
Prague August 20th 2002
PRESS RELEASE

Česká spořitelna increases Consolidated Net Profit for the First Half / 2002 to CZK 2.99 billion year-on-year (IAS); Return on Equity up at 23 %

Česká spořitelna significantly increased its Consolidated Net Profit for the first half of 2002 to CZK 2.995 billion after Minority Interests. This result is a year-on-year improvement of 276 % compared to the Consolidated Net Profit of CZK 769 million in the First Half 2001.

"The first six months of 2002 demonstrate the results of our transformation as well as of CS's underlying earnings power. Our profits are due to the hard work of all the people on the Ceská Spořitelna team; this has led to increasing client interest in our services and products, strict management of administrative expenses and improved risk management practices," said Jack Stack, the Chairman of the Board of Directors and the CEO of Česká spořitelna.

HIGHLIGHTS OF THE HALF-YEAR 2002 RESULTS

Consolidated unaudited figures for the period ending June 30th, 2002, according to International Accounting Standards. Comparison with the figures for the period ending June 30th, 2001, unless otherwise stated.

- **Profit Before Tax grew by 259% from CZK 1.17 billion to CZK 4.19 billion**
- **Operating Profit grew by 61% from CZK 2.77 billion to CZK 4.47 billion**
- **Return on Equity (ROE) grew from 6.9% to 23.3%**
- **Return on Assets (ROA) improved from 0.3% to 1.2%**
- **Cost/Income Ratio (C/I Ratio) improved from 73.6% to 62.8%**
- **Net Fee and Commission Income grew by 1.5% to CZK 3.25 billion**
- **Net Interest Income grew by 17% from CZK 6.90 billion to CZK 8.09 billion**
- **General Administrative Expenses declined by 2.5% from CZK 7.73 billion to CZK 7.53 billion**
- **Provisions for loans and advances decreased by 85.4% to CZK 181 million**
- **Loans to customers – excluding loans to Č eská konsolidač ní agentura – grew by 5% to CZK 146.4 billion**
- **Total Assets increased by 9% from CZK 472.4 billion to CZK 512.7 billion**
- **Customer Deposits grew by 7% from CZK 381.0 billion to CZK 407.6 billion**

- **The number of Direct Banking users increased by one third and exceeded 590,000**

- **Since December 31, 2001 the number of customers of the whole financial group has increased by more than 200 thousand and approaches 5 million**

THE MAIN FACTORS INFLUENCING THE RESULTS

Total Operating Profit grew by 14 % to CZK 12.002 billion. This was mainly due to **Net Interest Income** growing by 17%, i.e., by CZK 1.182 billion to CZK 8.085 billion. Despite the decline in interest rates on the interbank market in the Czech Republic, Česká spořitelna managed to slightly increase the amount of Interest Income through its active approach to loan growth and consistent securities investment. **Interest expenses** declined in the year-to-year comparison in connection with increase of deposits on transaction accounts where lower interest is paid. **Net Interest Margin** grew slightly to 3.10 %. Operating Profit also includes **Net Fee and Commission Income**, which increased by **1.5**% to CZK 3.246 billion, and **Net Profit from Financial Operations**, which increased by 69% to CZK 671 million. Operating Profit was also influenced by the two-percent decrease in **General Administrative Expenses**.

The amount of attained Net Profit and its year-on-year growth was also influenced by the **lower balance of reserves and provisions creation**, which declined by 85% to CZK 181 million due to improved risk management practices, loan portfolio restructuring and successful debt recoveries.

Customer Deposits for the last twelve months grew by CZK 27 billion (7%) to almost 408 billion. **Deposits of Private Individuals** increased by 7.5 billion to CZK 317 billion year-on-year. **Deposits of state and public sectors** are CZK 22 billion with a year-on-year increase of 39%, and **deposits of corporate clients** grew by 23% to CZK 68 billion.

The volume of **Loans to Private Individuals** experienced good growth, increasing by 39% to CZK 48 billion. This growth was mainly due to mortgage loans, but consumer and cash loans, building savings loans and bank overdrafts in giro accounts also showed positive increases. The demand for loans is increasing because of falling interest rates, the wide active range of credit products offered and with the high quality professional education and advice provided by the bank.

Mortgage loans provided to **private individuals** increased due to more professional staff as well as the TOP Bydlení mortgage program; mortgages reached CZK 11.4 billion at the end of the first half of the year, which is almost double from 2001. The total amount of mortgage loans provided to private individuals, municipalities and the commercial sector is over CZK 16 billion.

IMPORTANT EVENTS IN THE FIRST HALF OF 2002

The General Meeting of Česká spořitelna decided on May 22nd, 2002 to cancel common shares registration. After the relationships with minority shareholders had been settled and all statutory requirements had been met, Česká spořitelna shares were withdrawn from public trading in Burza cenných papírů Praha on August 6th, 2002.

OUTLOOK FOR THE SECOND HALF OF 2002

The target for the Consolidated Return on Equity (ROE) excluding one-time items remains at 18%. Because of one-time items such as recoveries and provision releases, the ROE is expected to exceed 18% in 2002 and should be above 20% for the year. Note that the impact of the 2002 Czech Republic floods is still being assessed and forecasting is difficult.

The expected Operating Cost and Income Ratio (C/I) for 2002 should be in the 61% and 63% range.

Consolidated Profit and Loss Statement as of June 30, 2002 International Accounting Standards (in CZK mln)	As of 30/6/2001	As of 30/6/2002	Year-on-year change
Net Interest Income	6,903	8,085	17%
Reserves and Provisions for Loans and Receivables	-1,237	-181	-85%
Net Fee and Commission Income	3,197	3,246	2%
Net Profit/(Loss) from Financial Operations	397	671	69%
General Administrative Expenses	-7,726	-7,534	-2%
Operating Profit	**2,771**	**4,470**	**+61%**
Other Operating Results			
Profit/(Loss) before Tax	**1,165**	**4,185**	**259%**
Income tax	-312	-1,121	259%
Profit/(Loss) after Tax	**853**	**3,064**	**259%**
Minority Interests	-57	-69	21%
Net Profit/(Loss) for the Accounting Period	**796**	**2,995**	**276%**

Consolidated Balance Sheet as of June 30, 2002 International Accounting Standards (in CZK mln)	As of 30/6/2001	As of 30/6/2002	Year-on-year change
Cash in Hand, Deposits with the ČNB	15,038	18,715	24%
Receivables due from Banks	184,723	153,085	-17%
Loans to Customers	139,490	181,132	30%
Reserves and Provisions for Loans and Receivables	-24,503	-21,739	-11%
Trading Assets	19,008	22,771	20%
Investments for Sale	18,217	21,679	19%
Financial Investments	82,447	94,053	14%
Intangible Assets	1,475	2,904	97%
Tangible Assets	16,355	16,801	3%
Other Assets	20,166	23,259	15%

Total Assets	**472,416**	**512,660**	**9%**
Amounts Owed to Banks	22,237	29,037	31%
Amounts Owed to Customers	381,022	407,550	7%
Debts evidenced by Certificates	5,165	6,692	30%
Subordinated Debt	5,500	5,507	0%
Minority Interests	1,030	1,019	-1%
Other Liabilities	33,975	35,828	5%
Equity	23,487	27,027	15%
Total Liabilities and Equity	**472,416**	**512,660**	**9%**

Basic Percentage Indicators of the Consolidated Entity	**As of 30/6/2001**	**As of 30/6/2002**
Return on Equity (ROE)	6.9%	23.3%
Return on Assets (ROA)	0.3%	1.2%
Net Interest Margin	3.0%	3.1%
Operating Cost / Operating Income (Cost/Income)	73.6%	62.8%
Non-interest Income / Operating Income	34.2%	32.6%
BIS Capital	16.6%	16.0%

Shareholders Structure	**Equity Share as of 30/6/2002**	**Share of Voting Rights as of 30/6/2002**	**Equity Share as of 6/8/2002**	**Share of Voting Rights as of 6/8/2002**
Erste Bank der oesterreichischen Sparkassen	52.4 %	56.6 %	88.4%	94.9%
AVS	33.1 %	35.7 %	-	-
Czech Republic Municipalities	7.4 %	0.0 %	6.9%	0.0%
Česká pojišťovna	5.0 %	5.4 %	3.1%	3.4%
Other	2.1 %	2.3 %	1.6%	1.7%

Česká spořitelna
External Communications: Klára Gajdušková, Tel: +420-2-6107-4459,e-mail:
Investor Relations: Hana Urbanová, Tel.: +420-2-6107-3185, e-mail: hurbanova@csas.cz

Erste Bank
Press Officer: Michael Mauritz Tel: +43-501-00-11975, e-mail: michael.mauritz@erstebank.at
Investor Relations: Gabriele Werzer, Tel.: +43-501-0011286, e-mail: gabriele.werzer@erstebank.at